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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

                             SEC File Number 0-22055
                             CUSIP Number 87305 U102

    (CHECK ONE): | | Form 10-KSB | | Form 20-F | | Form 11-K |X| Form 10-QSB

                 | | Form 10-D   | | Form N-SAR | | Form N-CSR

                      For Period Ended: September 30, 2007

                       | | Transition Report on Form 10-KSB
                       | | Transition Report on Form 20-F
                       | | Transition Report on Form 11-K
                       | | Transition Report on Form Form 10-QSB
                       | | Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                        If the notification relates to a
                  portion of the filing checked above, identify
                 the item(s) to which the notification relates:

                          PART I REGISTRANT INFORMATION

                             AMEDIA NETWORKS, INC.
                            -----------------------
                            FULL NAME OF REGISTRANT

                        541 INDUSTRIAL WAY WEST, SUITE B
                     -------------------------------------
                     ADDRESS OF PRINCIPAL EXECUTIVE OFFICE

                          EATONTOWN, NEW JERSEY 07724
                          ----------------------------
                            CITY, STATE AND ZIP CODE

                        PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     | (a)  The reasons described in reasonable detail in Part III of this form
     |      could not be eliminated without unreasonable effort or expense
     |
     |
     | (b)  The subject annual report, semi-annual report, transition report on
     |      Forms 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion
|X|  |      thereof will be filed on or before the fifteenth calendar day
     |      following the prescribed due date; or the subject quarterly report
     |      or transition report on Form 10-Q, 10-QSB, or portion thereof will
     |      be filed on or before the fifth calendar day following the
     |      prescribed due date; and
     |
     | (c)  The accountant's statement or other exhibit required by Rule
     |      12b-25(c) has been attached if applicable


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                               PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-QSB for the three months ended September 30, 2007 could not be filed by the prescribed due date because the registrant had not yet finalized its treatment and disclosure of certain material events. The registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before November 19, 2007.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

JAMES D. GARDNER, CFO (732) 440-1959
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(2) Have all other periodic reports required under Section 13 or 15(d) or the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes |X| No |_|

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

For the three and nine months ended September 30, 2006, the registrant recorded revenues of $4,224 and $29,603, respectively, and a net loss applicable to common stockholders of $4,683,345 and $14,407,982 respectively. For the three and nine months ended September 30, 2007, the registrant currently estimates that it had revenues of approximately $100 and $234,500 and a net loss applicable to common stockholders of approximately $2,859,527 and $9,337,721. Results for the 2007 period remain subject to further adjustment and actual results may differ significantly from the foregoing estimates.

This decrease in net loss for the 2007 period as compared to 2006 is primarily attributable to decreased operating expenses and a one time charge for a deemed dividend in 2006, offset by higher interest expense in 2007.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the fiscal quarter ended September 30, 2007. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

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                              AMEDIA NETWORKS, INC.
                              ---------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

        Date: NOVEMBER 14, 2007          By: /s/ JAMES D. GARDNER
                                         ------------------------
                                           James D. Gardner
                                           Chief Financial Officer